VOLKSWAGEN
AKTIENGESELLSCHAFT


WOB VB 115
CROSS GOLF

JANUARY – SEPTEMBER 2006
Interim Report

It is often difficult to find somewhere to park in today's city traffic, and maneuvering into the parking space itself is frequently just as tricky. Sometimes drivers decide against attempting to park in a free space because they think it's too small. That's why many drivers would prefer to have a system that helps them park easily and safely. The automatic parking system in the new Touran is the answer. The "Park Assist" essentially consists of two ultrasonic sensors in the bumpers plus a control unit. The two sensors continuously scan from both sides of the vehicle while driving by and accurately register parked vehicles up to a maximum distance of 1.5 meters. The control unit measures the size of the parking spot and the current position of the vehicle down to the nearest millimeter. To allow the vehicle to reverse into the space in a single maneuver, the space must be 1.4 meters longer than the Touran.

While driving by in search mode – the maximum vehicle speed is 30 kph – the ultrasonic sensor system registers the size of parking spaces on either side of the vehicle that are parallel to the driving lane, as well as any obstacles (e.g. bollards). Signaling left or right tells the system on which side of the road the vehicle should park. Coupled with information on the steering angle (using data transmitted by the electromechanical power steering system), the control unit has all the parameters it needs to calculate the ideal path for parking the vehicle once it has analyzed the sensor data and identified the parking spot.

What makes the "Park Assist" so attractive is that it's basically self-explanatory. It uses an intuitive, easy-to-understand display in the multifunction instrument panel to direct the driver into the exact starting position. After the driver engages reverse gear, the control unit activates the drive of the standard electromechanical power steering system and automatically maneuvers the Touran into the parking space in under 15 seconds. All the driver has to do is accelerate or brake as required, without touching the steering wheel. Assisted parking is interrupted as soon as the parking speed exceeds 7 kph or the driver starts to steer the vehicle. In a nutshell: Volkswagen technologies serve people, they don't dominate them. The new "Park Assist" is an example of the perfect technical servant.



The "Park Assist" in action

»PERFECT REVERSE PARKING INTO SPACES THAT LOOK TOO SMALL, WITHOUT HAVING TO DO THE STEERING YOURSELF – THE ›PARK ASSIST‹ IS THE ANSWER TO MANY DRIVERS' PRAYERS.«


WOB VB 839

WORLD PREMIERE IN THE TOURAN – THE "PARK ASSIST" AUTOMATIC PARKING SYSTEM

>> Unique automatic parking system makes parking child's play, even when space is tight

>> The "Park Assist" developed by Volkswagen will debut in the new generation of the bestselling Touran

Fall 2006 will see the market launch of the new Volkswagen Touran. One of the many technical attractions on board this bestselling van is "Park Assist", an automatic parking system that is unique in this form worldwide. With it, the driver can instruct the vehicle to park itself at the push of a button: automatically, accurately to the nearest millimeter, and hands-free. All the driver has to do is accelerate and brake – a minor technical revolution.

1 Key facts
2 Key events

6 Business development
12 Net assets, financial position and earnings performance
15 Outlook

20 Income statement
21 Balance sheet
22 Statement of recognized income and expense
23 Cash flow statement
24 Notes to the financial statements

KEY FIGURES

VOLKSWAGEN GROUP

Volume Data[1]	Q3 2006	Q3 2005	%	Q1–3 2006	Q1–3 2005	%
Deliveries to customers ('000 units)	1,400	1,307	+7.1	4,264	3,866	+10.3
of which: in Germany	264	258	+2.1	799	763	+4.7
abroad	1,136	1,049	+8.3	3,465	3,104	+11.7
excluding China	1,220	1,165	+4.7	3,738	3,458	+8.1
Vehicle sales ('000 units)	1,354	1,298	+4.4	4,220	3,841	+9.9
of which: in Germany	255	242	+5.4	805	748	+7.7
abroad	1,099	1,055	+4.1	3,415	3,093	+10.4
excluding China	1,181	1,176	+0.4	3,760	3,513	+7.1
Production ('000 units)	1,343	1,263	+6.4	4,233	3,897	+8.6
of which: in Germany	445	449	-0.9	1,454	1,419	+2.5
abroad	898	814	+10.3	2,779	2,478	+12.1
excluding China	1,167	1,143	+2.0	3,768	3,561	+5.8
Employees ('000 on September 30, 2006/Dec. 31, 2005)				329.1	344.9	-4.6
of which: in Germany				172.9	178.7	-3.2
abroad				156.2	166.2	-6.0

Financial Data (IFRS), € million	Q3 2006	Q3 2005[2]	%	Q1–3 2006	Q1–3 2005[2]	%
Sales revenue	25,138	23,466	+7.1	77,030	68,912	+11.8
Operating profit before special items	991	523	+89.5	3,020	1,864	+62.0
Special items	-668	–	x	-1,663	–	x
Operating profit	323	523	-38.1	1,357	1,864	-27.2
as a percentage of sales revenue	1.3	2.2		1.8	2.7	
Profit before tax from continuing operations	186	369	-49.4	937	1,009	-7.1
as a percentage of sales revenue	0.7	1.6		1.2	1.5	
Profit from continuing operations	23	238	-90.2	413	617	-32.9
Profit from discontinued operations[3]	–	44	x	796	68	x
Profit after tax	23	282	-91.7	1,209	685	+76.6
Cash flows from operating activities	3,151	3,085	+2.1	10,922	7,497	+45.7
Cash flows from investing activities	2,121	1,685	+25.8	5,628	6,806	-17.3
Automotive Division[4]						
Cash flows from operating activities	2,704	2,307	+17.2	8,995	5,640	+59.5
Cash flows from investing activities[5]	1,151	1,270	-9.3	1,749	3,945	-55.7
of which: investments in property, plant and equipment	807	909	-11.2	2,173	2,788	-22.0
as a percentage of sales revenue	3.5	4.3		3.1	4.4	
capitalized development costs[6]	279	352	-20.7	1,019	1,109	-8.1
as a percentage of sales revenue	1.2	1.7		1.4	1.8	
Net cash flow	1,553	1,037	+49.7	7,246	1,695	x
Net liquidity (on September 30)				8,194	-30	x

[1] Volume data including the vehicle production investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. These companies are not fully consolidated. All figures shown are rounded, so minor discrepancies may arise from addition of these amounts. 2005 deliveries updated on the basis of statistical extrapolations.
[2] Restated.
[3] Net gain on disposal of the Europcar group and the Europcar's current profit after tax for January to May 2006/January to September 2005.
[4] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[5] Excluding acquisition and disposal of equity investments: Q3 €1,174 million (€1,263 million), January to September €3,287 million (€3,869 million).
[6] See table on page 25.

- Increase in Volkswagen Group operating profit before special items of 62.0% year-on-year to €3.0 billion in the period January to September 2006, but still below our medium-term Group target
- Negative one-off effects mainly from restructuring expenses and positive one-off factors from the sale of equity investments reduced Automotive Division operating profit by a net €1.7 billion
- At €628 million, Automotive Division operating profit after special items 43.9% lower than in previous year; Financial Services operating profit remains at high prior-year level
- Gain on sale of Europcar in the second quarter reported as profit from discontinued operations in the consolidated income statement; cash generated by the sale strengthens Automotive Division net liquidity
- Special items reduced consolidated pre-tax profit from continuing operations by 7.1% to €937 million year-on-year
- Consolidated profit after tax rises 76.6% year-on-year to €1.2 billion (previous year: €0.7 billion), even with an above-average tax rate for continuing activities due to substantial special items
- Ratio of investments in property, plant and equipment (capex) to sales revenue in the Automotive Division at 3.1% (previous year: 4.4%)
- At €8.2 billion, net liquidity in the Automotive Division remains at a high level
- Collective bargaining agreement reached for the restructuring of Volkswagen AG's six traditional plants
- New model initiative successfully continued:
  - Deliveries to customers worldwide up by 10.3% year-on-year to 4.3 million vehicles; market share in Germany and Western Europe increased
  - All Group brands record higher year-on-year sales figures; Audi, Bentley, Škoda, Lamborghini and Volkswagen Commercial Vehicles aiming for full-year delivery records
  - New models drive significant growth in deliveries to customers in the USA (+10.2%) and China (+28.7%)
  - Volkswagen Eos records strong sales figures in cabriolet segment
  - Audi S3, S6 and S8 models and the TT Coupé successfully launched in the market
  - SEAT presents the Leon Cupra at the London Motor Show
  - 12 world premieres of Group models at the Paris Motor Show and the IAA Commercial Vehicles
- Volkswagen acquires 15.06% stake in MAN Aktiengesellschaft as of October 3

MODEL ROLLOUT CONTINUES WITH NUMEROUS WORLD PREMIERES

In the third quarter of 2006, the Volkswagen Group presented a large number of new models and studies to the global public for the first time.

Iroc study world premiere

At the end of August, the Volkswagen Passenger Cars brand unveiled the study of the Iroc sports car in Berlin as a reinterpretation of the Scirocco. With its own unique design, the successor to the former coupé sensation is a clear cut above the design language of existing model ranges. A long roof and a comparatively steep rear end make the Iroc a true sports car. The TSI engine familiar from the Golf GT and the direct shift gearbox (DSG) guarantee a great deal of driving pleasure. In addition, the roomy four-seat interior and a large luggage compartment offer a high level of comfort. The vehicle is slated for market launch in 2008.

New Group models presented at international motor shows

The Volkswagen Group provided an impressive demonstration of its continuing new model initiative at the Paris Motor Show, where the Volkswagen Passenger Cars brand celebrated three world premieres. The separate "Cross" product brand added another model, the CrossGolf, to its ranks. The vehicle, based on the Golf Plus, is characterized by a number of modifications, such as higher ground clearance, redesigned bumpers and robust special plastic side moldings.

The new generation of the premium segment Touareg sport utility vehicle differs from its predecessor in particular with its completely revamped front end, new engine variants and the incorporation of a number of safety technology developments.

The successor to the bestselling Touran was the third automobile to make its debut. The new Touran is the first vehicle to be equipped with the "Park Assist" automatic parking system, which makes parking possible in even the narrowest of spaces.

The Škoda brand attracted particular attention from visitors with its Joyster design study. The three-door compact illustrates the brand's evolving design elements and continues the philosophy of simple, yet clever solutions.

Audi celebrated the world premiere of the Audi R8 in Paris. This high-performance sports car with its captivating design is compelling because of its technical precision and high driving dynamics. The sporty Audi S3, and the Audi Q7 with a powerful V12 diesel engine, were further highlights at the auto show.

SEAT unveiled the Altea XL together with the SEAT Leon Cupra, an extremely sporty version with powerful engine options. The Altea XL is just under 20 centimeters longer than the standard Altea and has a compelling design, as well as a flexible interior with a load volume that is unmatched in this vehicle class.

The limited edition Gallardo Nera was an eye-catcher at the Lamborghini booth. The Gallardo Coupé MY07-based sports car is available only in black and features exclusive details, inside and out.

The Volkswagen Commercial Vehicles business line celebrated the debut of the Volkswagen Crafter 50 and the Crafter with an automatic gearbox at the International Motor Show (IAA) Commercial Vehicles in Hanover. In addition to the new Transporter, Multivan and Caddy model variants, the Crafter Atacama study also attracted attention. Further show highlights were the Constellation heavy truck series manufactured in Brazil and the Volksbus, a coach with a high-quality, comfortable interior, which is also produced in Brazil.

RESTRUCTURING MEASURES MOVING FORWARD

Further progress was made in improving the competitiveness of Volkswagen AG's six traditional plants. The Company and the IG Metall union have signed a collective bargaining agreement, at the heart of which is a working time corridor with a maximum of 34 hours per week. Production volumes were set for each location in order to secure capacity utilization, and thus employment. Wolfsburg will therefore remain the main production location for the Golf. The collective wage agreement also contains a new model for employee profit sharing. Additionally, a one-off payment to the company pension fund was agreed for the employees. This one-off payment and other expenses incurred in connection with termination agreements led to charges in the third quarter of 2006 in the form of special items.

The works agreement for components signed at the end of July is designed to help secure the competitiveness of our high-tech component production and to strengthen the development of business with third parties. The works agreement governs the process for technologically and economically feasible component development, as well as financial management. The task of global component coordination was assigned to Dr. Werner Neubauer, General Representative of Volkswagen AG.

The "Volkswagen Way" works agreement, which was also signed at the end of July, is a core element in the restructuring of the Volkswagen brand. Quality will be further improved, productivity increased and customer and employee satisfaction improved by far-reaching changes in workflows and processes, particularly through even more effective cooperation between all divisions involved in the product development process. As a first step, a standardized production system will be implemented for the locations in Germany. This will define binding goals for each location and prescribe high standards and methods, compliance with which will be permanently scrutinized. Moreover, employee qualification and team solutions are gaining even more importance than before.

RATINGS

In the third quarter of 2006, Standard & Poor's updated its credit ratings for Volkswagen AG, Volkswagen Financial Services AG and Volkswagen Bank GmbH. It confirmed the three companies' ratings at A- for long-term debt and A-2 for short-term debt. Noting the improved financial situation, they improved their outlook for Volkswagen AG and Volkswagen Financial Services AG from "negative" to "stable." The "stable" outlook for Volkswagen Bank GmbH remained unchanged.

FORMOTIONPLUS

Our ForMotionplus performance enhancement program is progressing in line with expectations. The reduction in the material costs planned for 2006 has already nearly been accomplished. With the help of ForMotionplus, we will reach our goal of profit before tax of €5.1 billion in 2008. Many individual measures are being systematically implemented and are already having a positive effect on our bottom line. The focus remains on optimizing internal workflows, as well as reducing product costs and improving sales performance.

VOLKSWAGEN NUMBER ONE IN J.D. POWER ENVIRONMENTAL STUDY

In the USA, Volkswagen ranks number one in terms of environmental friendliness. The J.D. Power market research institute analyzed 37 car brands in the USA from a number of environmental aspects and developed the "Automotive Environmental Index" (AEI) using the findings. With three models in the top 30 lowest-emission petrol and hybrid passenger cars and an innovative diesel fleet, Volkswagen was named the most environmentally friendly automobile manufacturer in the "Alternative Powertrain Study", conducted for the first time this year. The Volkswagen models' low fuel consumption and emissions levels were the winning factors.

VOLKSWAGEN JOINS CLEAN ENERGY PARTNERSHIP

Volkswagen AG has been a member of the Clean Energy Partnership (CEP) since mid-July 2006. The project's goal is to test hydrogen as a fuel suitable for daily use and systems compatibility. Together with eleven other companies, Volkswagen AG, which is contributing a Touran HyMotion to the CEP fleet, seeks to promote sustainable mobility in the demonstration project and to gain important insights from the application of the technology under customer-facing conditions. The CEP is part of the German federal government's national sustainability strategy and is promoted by the Federal Ministry of Transport, Building and Urban Affairs as one of its top priority projects for emission-free mobility.

GROUP MANAGEMENT EXPANDED

The Supervisory Board confirmed the expansion of the Group Management by the following functions on July 19, 2006: Chairman of the Board of Management of Volkswagen Financial Services AG (Burkhard Breiing), Group Components (Dr. Werner Neubauer), Group Management China (Dr. Winfried Vahland), Group Management North America (Frank Witter), and Group Management South America (Dr. Viktor Klima). This does not affect the decision-making and implementation responsibilities of the Group companies' own executive bodies.

The European stock markets experienced sharp volatility during the reporting period. An upturn in the first four months of the year was followed by a phase in the middle of the second quarter when shares recorded considerable losses within a very short time. This was mainly due to uncertainty over interest rate developments and commodity prices, as well as the situation in the Middle East. In the third quarter, brighter interest rate prospects, corporate news that beat expectations and a significant drop in oil prices led to rising share prices.

The DAX closed September 2006 at 6,004 points, a rise of 11.0% compared with December 31, 2005. The DJ Euro STOXX Automobile stood at 253 points (+12.4% compared with the end of 2005).

Volkswagen AG shares significantly outperformed the market trend in the reporting period. This development was primarily driven by the systematic continuation of the performance enhancement and restructuring measures and the retirement of treasury shares in the first quarter. The higher than expected results for the second quarter and a general interest in automotive sector equities that emerged in the third quarter also drove this positive development.

In the first nine months of 2006, Volkswagen AG ordinary shares recorded their high of €67.60 on September 27, 2006, thereby reaching a new seven-year high. At their low on January 2, 2006, they were at €45.10. The ordinary shares closed at €67.18 at the end of the reporting period, corresponding to a significant increase of 50.6% compared with December 31, 2005. Volkswagen AG preferred shares performed similarly, peaking at €47.36 on April 4, 2006. Their lowest price was €32.85 on January 5, 2006. At the end of September they stood at €46.65, thus achieving growth of 43.5% compared with the 2005 year-end price.

Information and explanations on earnings per share can be found in the notes to the consolidated interim financial statements.

Additional Volkswagen share data, plus corporate news, reports and presentations, are available on our website at www.volkswagen-ir.de

SHARE PRICE DEVELOPMENT FROM DECEMBER 2005 TO SEPTEMBER 2006
INDEX BASED ON MONTH-END PRICES, DECEMBER 31, 2005 = 100


Volkswagen ordinary share
Volkswagen preferrd share
DAX
DJ Euro STOXX Automobile
150
140
130
120
110
100
90
Dec.
Jan.
Feb.
Mar.
April
May
June
July
Aug.
Sept.

BUSINESS DEVELOPMENT

GENERAL ECONOMIC DEVELOPMENT

The global economy continued to expand in the first nine months of the year. Greater capacity utilization and growing inflationary risks have seen many countries introducing a more restrictive monetary policy since the spring.

The pace of economic growth has eased slightly in the USA over the course of the year. However, consumer sentiment has remained upbeat as a result of improvements in the labor market and positive income development. The US dollar has fallen considerably versus the euro since the beginning of the year. The reasons for this are changed interest rate expectations and the upward trend in the euro zone. Mexico, which together with Canada and China is the most important US trading partner, was able to benefit from the growth of its neighbor and recorded growth that was in excess of the global average.

Dynamic economic growth in Argentina was accompanied by double-digit inflation. Weaker growth in Brazil reduced the inflation rate there. South Africa profited from the strong global demand for commodities, although the rand also fell substantially versus the euro and the US dollar.

The very high pace of economic growth recorded by China for many years continued to accelerate. Industrial output rose by approximately 17% year-on-year from January to September. The Japanese economy showed a robust picture. Following the reversal of the previous phase of deflation in the first half of the year, the Bank of Japan hiked interest rates in July for the first time in six years.

The economic upturn continued in Western Europe. Domestic demand was the key driver in the euro zone. There was an improvement in both capital spending and private consumption. The Central European countries have also been experiencing a sustained upturn since 2005.

German economic growth reached its highest level in six years. Together with the current account surplus as the key pillar of the economy, growing domestic demand also contributed to this growth. Retail spending was lifted by the positive labor market trend and increased its contribution to growth. In the medium term, however, economic growth will be reduced by the VAT increase at the beginning of next year, higher interest rates and a slowdown in the global economy.

EXCHANGE RATE DEVELOPMENT, DECEMBER 2005 TO SEPTEMBER 2006
INDEX BASED ON MONTH-END PRICES: DECEMBER 31, 2005 = 100


USD to EUR
JPY to EUR
GBP to EUR
120
115
110
105
100
95
90
Dec.
Jan.
Feb.
Mar.
April
May
June
July
Aug.
Sept.

DEVELOPMENT OF AUTOMOTIVE MARKETS

New passenger car registrations worldwide rose year-on-year in the first nine months of 2006. The South American and Asia-Pacific regions and the markets in Eastern Europe in particular recorded above-average growth. Demand for passenger cars in Western Europe was at the same level as the previous year.

The US market, which continues to be marked by aggressive sales promotion campaigns this year, especially by American manufacturers, weakened substantially in the period January to September 2006. The sharp rise in petrol prices saw a shift in demand towards fuel-efficient models. Although passenger car demand rose in the first nine months, the volume of the light trucks market fell sharply. Passenger car sales also rose in Canada. By contrast, the downturn in passenger car registrations continued in Mexico.

Growth in the Brazilian passenger car market accelerated in the third quarter of 2006. However, the number of new heavy truck registrations in the reporting period was significantly lower year-on-year. New passenger car registrations recorded substantial growth in Argentina. In the South African passenger car market, the previous year's record growth was again exceeded between January and September.

The Chinese passenger car market experienced very high growth rates in the first nine months of 2006. The outcome of this is that China has advanced to become the third largest passenger car market worldwide, behind the US and Japan, and ahead of Germany. The volume of the Japanese passenger car market was down year-on-year, largely due to persistently high fuel prices. The Indian automotive market benefited in particular from a cut in excise duty on small cars and the favorable economic environment. This resulted in above-average sales growth.

Overall demand in the Western European passenger car market remained at the previous year's level in the first nine months of 2006. Diesel-powered vehicles accounted for more than half of all new passenger car registrations. The market volume for passenger cars in the Central European EU countries remained almost unchanged year-on-year. Slight growth was recorded in Germany compared with the previous year, due in particular to the increase in new passenger car registrations by business customers.

VEHICLE DELIVERIES WORLDWIDE

The Volkswagen Group sold 4,263,701 vehicles worldwide in the first nine months of 2006, thus increasing deliveries to customers by 10.3% year-on-year. Third-quarter sales were also significantly higher than the previous year's level. All Volkswagen Group brands exceeded their delivery figures for the period January to September 2006 as against the 2005 comparative period. For example, the Volkswagen Passenger Cars brand continued its positive development with growth of 11.5%. At 16.5% and 27.9% respectively, the sales growth rates generated by our Bentley and Lamborghini luxury brands were also impressive. The Audi, Bentley, Škoda, Lamborghini and Volkswagen Commercial Vehicles brands are aiming for record results for the year as a whole.

The table on this page gives an overview of deliveries to customers by market and the respective passenger car market shares in the first nine months.

DELIVERIES TO CUSTOMERS BY MARKET FROM JANUARY TO SEPTEMBER[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2006	2005		2006	2005
Europe/Remaining markets	**2,746,287**	**2,553,184**	**+7.6**		
Western Europe	**2,336,869**	**2,201,378**	**+6.2**	19.6	18.4
of which: Germany	798,551	762,817	+4.7	32.3	30.5
United Kingdom	301,603	284,849	+5.9	14.6	13.3
Spain	278,531	264,850	+5.2	22.6	21.4
Italy	208,451	197,923	+5.3	11.0	11.0
France	186,600	173,269	+7.7	11.6	10.6
Central and Eastern Europe	**297,130**	**254,298**	**+16.8**	**11.7**	**11.7**
of which: Czech Republic	62,361	62,177	+0.3	63.8	60.8
Poland	39,710	41,363	−4.0	20.6	20.3
Remaining markets	**112,288**	**97,508**	**+15.2**		
of which: Turkey	56,717	53,702	+5.6	11.2	10.4
North America	**394,658**	**381,239**	**+3.5**	**2.8[2]**	**2.6[2]**
of which: USA	248,215	225,333	+10.2	1.9[2]	1.7[2]
Mexico	114,635	126,931	−9.7	22.3	23.7
Canada	31,808	28,931	+9.9	4.6	4.3
South America/South Africa	**495,268**	**436,072**	**+13.6**	**18.7**	**18.5**
of which: Brazil	314,009	278,902	+12.6	23.9	23.8
Argentina	71,846	60,553	+18.6	26.9	27.3
South Africa	82,533	68,336	+20.8	21.7	21.1
Asia-Pacific	**627,488**	**495,843**	**+26.5**	**6.3**	**5.3**
of which: China	525,822	408,568	+28.7	17.5	17.4
Japan	52,083	50,478	+3.2	1.4[3]	1.4[3]
Worldwide	**4,263,701**	**3,866,338**	**+10.3**	**9.5**	**8.8**
Volkswagen brand group	2,934,421	2,633,375	+11.4		
Audi brand group	1,009,806	944,536	+6.9		
Commercial Vehicles	319,474	288,427	+10.8		

[1] Deliveries and market shares for 2005 have been updated to reflect subsequent statistical trends.
[2] Overall US market, includes passenger cars and light trucks.
[3] Refers to import market.

VOLKSWAGEN GROUP DELIVERIES BY MONTH
VEHICLES IN THOUSANDS



2006
2005
600
550
500
450
400
350
300
Jan.
Feb.
Mar.
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

Sales trends in the individual markets are as follows.

DELIVERIES IN EUROPE/REMAINING MARKETS

Our deliveries in Western Europe in the third quarter continued the positive trend of the first six months of the year. From January to September 2006, at 54.8% (56.9%) we delivered the largest proportion of our vehicles to customers there. All Volkswagen Group brands increased their sales figures compared with the previous year. The Fox, Jetta, Passat saloon, Passat Variant and SEAT Leon models in particular recorded significant growth rates. The Audi A3, Audi A4 Cabriolet, Audi A6, Škoda Octavia and Škoda Fabia also contributed to the increase in delivery figures. In addition, demand for the Multivan/Transporter and the Caddy was stronger. Deliveries of the Eos, Audi Q7 and Crafter models that were launched this year were also highly encouraging. As a result of the improved sales figures, we were able to increase our share of the Western European passenger car market from 18.4% in the previous year to 19.6%.

Demand for new vehicles increased only slightly in Germany in the reporting period. However, the Volkswagen Group was able to significantly outperform this trend and increased its sales figures by 4.7% year-on-year. This was attributable in particular to the success of the new Fox, Jetta, Passat Variant, Audi A4 Cabriolet and SEAT Leon models. The Golf Plus, Škoda Fabia, Škoda Octavia and Audi A3 models also recorded above-average growth rates. Seven Group models led the registration statistics in their respective segments: the Fox, Polo, Golf, Passat, Audi A6, Touran and Multivan/Transporter. The new Eos enjoyed a very positive reception in the market and was the most popular vehicle in the convertible segment in the third quarter. The Golf continues to head the list of all newly registered passenger cars in Germany. We again extended our overall market share in the reporting period to 32.3% (30.5%).

In Central and Eastern Europe, demand for Group models in individual markets was very mixed. While we recorded substantial growth in Romania and Russia, our deliveries fell in Poland due to overall market developments. Demand increased in particular for the Polo, Jetta, Passat saloon and Passat Variant, Touareg, Škoda Octavia, Audi A4 and Audi A6 models.

DELIVERIES IN NORTH AMERICA

Demand for Group models in the US passenger car market grew by 10.2% year-on-year between January and September 2006. However, this trend eased off in the third quarter. The reason for this was the high sales volume in the prior-year quarter following the market launch of the new Passat, which accelerated the turnaround in our sales situation in the USA. In addition to the Jetta and Passat models, demand was particularly strong for the New Beetle, Golf, Golf GTI and Audi A3. The new Eos was received positively by the market. Our Bentley and

Lamborghini models also recorded high growth rates in the premium vehicle classes.

We recorded an increase in sales figures in particular for our Jetta, Golf, Audi A3 and Audi A4 models in the Canadian passenger car market. In Mexico, deliveries to customers rose for our New Beetle, Jetta, Passat and SEAT Ibiza models in particular. However, overall demand for Group models declined in line with the market as a whole.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

The positive trend of the first half of the year continued in all major South American passenger car markets. Demand remained strong for our entry level Fox model in the Brazilian passenger car market (78,029 units). Sales of the Fox now account for 24.8% of total Volkswagen Group sales in Brazil. Deliveries in the Brazilian passenger car market also include the Saveiro and T2 light commercial vehicles, and sales of these models recorded very positive growth, at 32.8%. Sales of heavy commercial vehicles that are also produced in Brazil (trucks in the 5 to 45 tonnes weight classes) recorded a decline of 9.4% in deliveries to customers in the reporting period, reflecting the general market trend. Nevertheless, Volkswagen remained the market leader in Brazil in this segment despite the difficult economic conditions, with a market share of 31.4%. The number of buses sold increased by 38.8%.

At 15.6%, the growth rate in the Argentinian passenger car market remained at a high level. Our deliveries grew at a faster pace than the market as a whole, rising by 18.6% year-on-year in the reporting period. Demand was particularly strong for the Fox, Gol and Jetta models. We were able to maintain our leading position in the Argentinian passenger car market. The number of heavy trucks and buses sold there amounted to 1,859 (1,923) units.

The Volkswagen Group recorded above average sales growth in the South African passenger car market within the reporting period, increasing its sales by 20.8% year-on-year. The Polo, Jetta, Passat and Audi A3 models recorded the strongest growth. The Volkswagen Group's market share in South Africa increased to 21.7% (21.1%), enabling us to extend our market leadership slightly.

DELIVERIES IN ASIA-PACIFIC

We delivered more vehicles to customers in the passenger car markets of the Asia-Pacific region in the first nine months of 2006 than in the prior-year period. This was attributable above all to improved demand for Group models in the Chinese passenger car market, where demand rose in particular for the Polo, the Jetta Sagitar and the Passat Lingyu, which was developed specially for the Chinese market. Our comprehensive product range enabled us to safeguard our market leadership with a share of 17.5%, despite sustained competitive pressure due to sales incentives offered by other manufacturers. Our deliveries to customers in the Japanese passenger car market rose by 3.2% year-on-year, with the Polo, Jetta, Passat, Audi A3 and Bentley Continental GT models accounting for a large part of this growth.

Deliveries of the Polo, Golf, Jetta and Passat in particular increased in the other Asia-Pacific markets, such as Australia, Taiwan and India.

WORLDWIDE DEVELOPMENT OF INVENTORIES

At the end of the third quarter of 2006, inventories held by Group companies and the dealership organization worldwide were in line with planning. Inventories remained at the level required to supply our customers.

UNIT SALES, PRODUCTION AND EMPLOYEES

In the period from January to September 2006, the Volkswagen Group sold a total of 4,219,937 vehicles worldwide to the dealership organization, corresponding to a 9.9% increase compared with the prior-year period. The volume of vehicles sold abroad rose by 10.4%, due in particular to sales growth in China and the USA. Sales growth was also encouraging in Germany, where we recorded a year-on-year increase of 7.7% in the first nine months of 2006. The proportion of total sales generated in Germany fell slightly to 19.1% (19.5%).

The Volkswagen Group produced 4,233,246 vehicles in the reporting period, or 8.6% more units than in the prior-year period. Our joint ventures in China in particular recorded a significant increase in production. The share of vehicles manufactured in Germany fell to 34.4% (36.4%).

At September 30, 2006, the number of people employed by the Volkswagen Group fell by 4.6% compared with the 2005 year-end figure, to 329,075. This decrease was primarily due to the sale of Europcar and the gedas group, and to the reduction of staff, in particular at Volkswagen AG, initiated as part of our performance enhancement measures. The number of employees in Germany declined by 3.2% overall, to 172,912. The proportion of employees in Germany increased to 52.5% as against the figure at December 31, 2005 (51.8%).

RISK ASSESSMENT

There were no significant changes to the risk situation compared with the presentation in the Risk Report chapter of the 2005 Annual Report.

NET ASSETS, FINANCIAL POSITION AND EARNINGS PERFORMANCE

The Europcar group was deconsolidated at the time of its sale at the end of May 2006.

In accordance with IFRS 5 "Noncurrent Assets Held for Sale and Discontinued Operations", the income and expenses arising from the short-term rental business up to the date of deconsolidation and the gain on the sale are presented separately in the Volkswagen Group's income statement as "discontinued operations".

AUTOMOTIVE DIVISION

BALANCE SHEET STRUCTURE

As of September 30, 2006, noncurrent assets in the Automotive Division decreased by 5.5% compared with the end of 2005. This decrease largely reflects the lower level of property, plant and equipment and is a consequence of our restrained investment activities. Current assets were significantly higher than at December 31, 2005 (+15.6%) due in particular to higher cash and cash equivalents and securities, as well as to an increase in receivables.

At €18.8 billion, equity in the Automotive Division was 8.2% higher than at the 2005 year-end, due in particular to the current profit. Noncurrent liabilities fell by 5.5% due to the repayment of bonds. By contrast, current liabilities rose by 13.8% compared with December 31, 2005. This increase is due in particular to higher trade payables and to an increase in other liabilities and provisions, including for restructuring. However, we were able to reduce current financial liabilities by €2.8 billion.

Overall, total assets in the Automotive Division rose by 4.3% compared with the 2005 year-end figure.

FINANCIAL SERVICES DIVISION

BALANCE SHEET STRUCTURE

At September 30, 2006, total assets in the Financial Services Division were 1.8% lower than at the end of 2005 due to the sale of Europcar.

The sale of our short-term rental business activities reduced the volume of leasing and rental assets, with a subsequent decrease in noncurrent assets. There was no significant change in the volume of current assets compared with December 31, 2005. At the end of the third quarter, the Financial Services Division accounted for approximately 47% of the Volkswagen Group's total assets.

At the end of the reporting period, equity in the Financial Services Division was up 2.5% compared with the 2005 year-end. Expiring maturities led to a shift in financial liabilities from long to short maturities.

As of September 30, 2006, Volkswagen Bank *direct* recorded 2.0% growth in the volume of deposits to €8.9 billion compared with the end of 2005.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT, AND CASH FLOW IN THE AUTOMOTIVE DIVISION

Capital spending by our Automotive Division continues to be guided by the principles underlying the Group's performance enhancement measures. In the reporting period, for example, we were able to reduce investments in property, plant and equipment by 22.0% year-on-year to €2.2 billion without affecting our new model initiative. At 3.1%, the ratio of investments in property, plant and equipment to

sales revenue (capex ratio) thus remained at a very low level. We invested in particular in models launched in 2006, or whose market launch is scheduled for 2007. Specifically, these are the Eos, the new Tiguan compact SUV, the Audi A5, the Caddy Maxi and the Bentley Continental GTC, as well as the successors to the Gol, the Audi TT, the Audi A4, the SEAT Ibiza and the Škoda Fabia.

As pre-tax profit from continuing operations was reduced by special items, and the proceeds from the sale of gedas AG and Volkswagen Bordnetze GmbH were reclassified to investing activities in the cash flow statement, the gross cash flow generated by the Automotive Division in the reporting period was lower than the comparable prior-period figure. The negative earnings effect of the restructuring measures is offset by an improvement in funds tied up in working capital, since the funds have, to a large extent, not yet been utilized. Cash flows from operating activities increased significantly by €3.4 billion year-on-year to €9.0 billion. The proceeds from the sale of Europcar, gedas AG and Volkswagen Bordnetze GmbH resulted in lower net cash used in investing activities. Together with lower investments in property, plant and equipment, net cash flow in the Automotive Division thus increased by €5.6 billion in the reporting period to €7.2 billion.

NET LIQUIDITY

The Automotive Division's net liquidity improved further in the period from January to September 2006. At the end of the third quarter, it was €8.2 billion – including cash flows from sales of equity investments – and thus €7.5 billion higher than at December 31, 2005.

As is common in the industry, the Financial Services Division's net liquidity is negative, but it improved slightly as against the 2005 year-end to €−48.6 billion.

At September 30, 2006, the Volkswagen Group's overall net liquidity was €−40.4 billion due to the positive trends in the Automotive Division, an improvement of €7.8 billion compared with December 31, 2005.

SALES REVENUE OF THE VOLKSWAGEN GROUP

From January to September 2006, the Volkswagen Group generated sales revenue of €77.0 billion, 11.8% more than in the comparative prior-year period. This improvement resulted principally from the significant increase in unit sales in the Automotive Division, where we increased sales revenue by 12.6% year-on-year to €70.6 billion. The Group's sales revenue only reflects the positive development of our sales in the Chinese passenger car market in the form of increased deliveries of vehicle parts, because our Chinese joint ventures are accounted for using the equity method. At €6.4 billion, the Financial Services Division's sales revenue grew by 4.0% year-on-year. €56.4 billion or 73.2% (72.3%) of the Group's sales revenue was generated outside Germany.

EARNINGS DEVELOPMENT

The Volkswagen Group's earnings for the period January to September 2006 were heavily affected by special items and the sale of Europcar.

Negative special items of €1.3 billion in the first half year increased by a further €0.7 billion in the third quarter bringing the total to €2.0 billion. The negative special items in Q3 related to further restructuring measures, as well as a one-off payment into the company pension scheme as part of the collective bargaining agreement to improve the competitiveness of the traditional German plants. After deducting the positive special items of €0.3 billion from the sale of gedas AG and Volkswagen Bordnetze GmbH, the total charge to operating profit was €1.7 billion.

The positive effect from the sale of Europcar amounting to €0.8 billion is reported as profit from discontinued operations.

The Volkswagen Group's gross profit increased by 16.0% year-on-year in the reporting period to €10.3 billion. The Group improved its gross margin from 12.9% to 13.4% largely on account of the cost savings achieved by ForMotionplus.

The Automotive Division generated a 19.5% year-on-year increase in gross profit to €8.6 billion. Gross profit in the Financial Services Division amounted to €1.7 billion (+0.8%). Despite the volume-driven increase in the Volkswagen Group's distribution expenses to €6.6 billion (+9.3%), we reduced the ratio of distribution expenses to sales revenue. Sales promotion costs per vehicle were on a level with the previous year. Our solution packages combining product-oriented offerings with services such as vehicle servicing, insurance, leasing, or finance, successfully supported the sales strategy. Administrative expenses remained almost unchanged compared with the previous year, and the ratio of these expenses to sales revenue was even reduced. The Group's other operating result fell to €-0.7 billion in particular as a result of restructuring expenses and negative currency effects.

From January to September 2006, the Volkswagen Group generated an operating profit of €1.4 billion (-27.2%). The Group's operating profit before special items rose by 62.0% year-on-year to €3.0 billion. Despite this clear improvement in profits, we will systematically continue the ForMotionplus program because we are still below our medium-term Group targets.

The financial result improved by €435 million year-on-year to €-420 million. The main expense item here is the scheduled interest cost added back on discounted noncurrent provisions. The positive development was a result in particular of the increase in investment income from joint ventures included using the equity method in the consolidated financial statements and of the fair value measurement of derivative financial instruments.

The Volkswagen Group's profit before tax from continuing operations was €0.9 billion (-7.1%) in the reporting period. After adding the profit from discontinued operations, which includes both the net gain on the disposal of Europcar and Europcar's current profit for the period, and deducting income taxes, the Volkswagen Group's consolidated profit after tax amounted to €1.2 billion (€685 million).

OPERATING PROFIT BEFORE SPECIAL ITEMS BY QUARTERS
VOLKSWAGEN GROUP IN € MILLION


1.400
1.200
1.000
800
600
400
200
0
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006

OUTLOOK

Despite the difficult economic environment, the most important automotive markets proved to be robust in the first nine months of 2006 and recorded slight year-on-year growth. Although oil prices have recently fallen, we are not expecting any sustained easing of the situation in the energy and commodity markets. In combination with the troubled situation in the Middle East, this will continue to dampen growth. We therefore believe that growth in demand for passenger cars in the USA, Western Europe and Germany will only be moderate in 2006.

We will continue our product rollout in the fourth quarter, thus stabilizing this year's improved market position in Western Europe and Germany. The success of the new models in the US market will be maintained and will bolster our market position there. We continue to expect growth in deliveries to customers in China and South America/ South Africa. Consequently we expect overall year-on-year growth in worldwide delivery figures for 2006.

We will achieve our goal of cutting material costs by at least €1.0 billion in 2006. Driven by the higher unit sales and the success of ForMotionplus, full-year operating profit before special items will be higher than in 2005. We expect the Automotive Division to record a positive net cash flow for the full year and an improvement in net liquidity compared with December 31, 2005.

This report contains forward-looking statements on the business development of the Volkswagen Group. These statements are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive industry, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe (and especially Germany) or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current exchange rates relative to the US dollar, sterling, yen, Brazilian real, Chinese renminbi and Czech koruna.

SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

The Volkswagen Group generated sales revenue of €77.0 billion in the period from January to September 2006, corresponding to a 11.8% increase as against the comparative prior-year period. The main reason for this was the higher unit sales figures recorded in particular by the Volkswagen Passenger Cars, Škoda, Audi and Volkswagen Commercial Vehicles brands. The substantial growth achieved by the Financial Services Division also contributed significantly to the positive development of the Group's sales revenue.

The Volkswagen Group's operating result before special items improved by 62.0% year-on-year to €3.0 billion. This increase was attributable mainly to positive volume effects and the further optimization of product and fixed costs.

The Volkswagen brand group increased its operating profit significantly to €1.1 billion, a year-on-year increase of just under €1 billion. The sharp increase in unit sales, which was attributable primarily to the full availability of the Passat and Jetta, the launch of the Volkswagen Eos and the sales success achieved by Škoda in the first three quarters of 2006, was the main factor driving this development.

VOLKSWAGEN GROUP

Division/Segment	Automotive Division				Financial Services Division
Business Line	Volkswagen brand group	Audi brand group	Commercial Vehicles	Remaining companies	Financial Services
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business

The positive trend recorded by the Audi brand group continued in the third quarter of 2006. At approximately €1.2 billion, it increased its operating profit by 21.0% compared with the prior-year period. This was due above all to the significant increase in unit sales of Audi vehicles – supported by the market launch of the Audi Q7. SEAT's earnings performance remains unsatisfactory and reduced the Audi brand group's earnings.

The Commercial Vehicles business line generated an operating profit of €41 million in the first nine months of 2006. Significant volume growth in the Multivan/Transporter and Caddy models along with productivity improvements helped the business line exceed the previous year's figure by €40 million.

At €729 million, the Financial Services Division's operating profit from January to September 2006 remains at high prior-year level and thus again made a significant contribution to the Volkswagen Group's operating profit. However, earnings were down slightly year-on-year because the previous year's figure contained a positive one-off effect from the sale of financial services companies to LeasePlan.

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO SEPTEMBER 30

	Vehicle sales[1]		Sales revenue		Operating result	
'000 vehicles/€ million	2006	2005	2006	2005[2]	2006	2005[2]
Volkswagen brand group	2,910	2,626	40,312	36,014	1,080	115
Audi brand group	985	929	24,073	21,237	1,159	957
Commercial Vehicles	325	285	6,095	5,275	41	1
Remaining companies[3]			108	189	11	48
Financial Services			6,442	6,197	729	743
Business lines before special items	4,220	3,841	77,030	68,912	3,020	1,864
Special items					–1,663	
Volkswagen Group	**4,220**	**3,841**	**77,030**	**68,912**	**1,357**	**1,864**

[1] All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
[2] Restated.
[3] Primarily Volkswagen Group Services SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, VW Retail group, gedas group (until March 2006 inclusive).

SALES REVENUE AND OPERATING RESULT BY MARKET

In the period from January to September 2006, the Volkswagen Group increased sales revenue in Europe/Remaining markets by 8.6% year-on-year to €55.0 billion. This improvement was due in particular to the significant increase in sales volumes. Operating profit rose correspondingly by €743 million year-on-year to €3.4 billion. In addition to the higher sales volume, cost optimization resulting from ForMotionplus had a positive effect on earnings.

In North America, the Volkswagen Group's sales revenue rose by 10.6% year-on-year to €10.6 billion. The primary reasons for this positive development were the full availability of the Passat and the Jetta and the trend towards higher-value vehicles. Higher sales promotion costs and continued unfavorable exchange rate movements resulted in an operating loss of €446 million, although this was down by almost half compared with the prior-year result.

Sales revenue improved substantially by 31.7% to €6.5 billion in South America/South Africa. This growth was driven mainly by the appreciation of the Brazilian real and higher unit sales, especially in Argentina and South Africa. Operating profit rose to €214 million, thus exceeding the prior-year figure by €101 million.

In the period under review, sales revenue in the Asia-Pacific region amounted to €4.9 billion, a year-on-year improvement of 30.9%. The operating loss widened to from €83 million to €143 million due to the even fiercer competitive environment and continued adverse exchange rates.

KEY FIGURES BY MARKET FROM JANUARY 1 TO SEPTEMBER 30

	Sales revenue		Operating result	
€ million	2006	2005[1]	2006	2005[1]
Europe/Remaining markets	54,978	50,611	3,395	2,652
North America	10,606	9,586	−446	−818
South America/South Africa	6,522	4,952	214	113
Asia-Pacific[2]	4,924	3,763	−143	−83
Markets before special items	77,030	68,912	3,020	1,864
Special items			−1,663	
Volkswagen Group[2]	**77,030**	**68,912**	**1,357**	**1,864**

[1] Restated.

[2] The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific market. The Chinese companies are consolidated using the equity method, and recorded an operating result (proportional) of €72 million (€−67 million).

FINANCIAL SERVICES DIVISION

The Financial Services Division continued its positive business development in the period under review.

With its range of innovative financial services, Volkswagen Financial Services AG again made a considerable contribution to the positive development of unit sales of Group vehicles, and to customer retention. In a cost comparison by German automobile club ADAC, the popular "Volkswagen Carefree Package" offered by Volkswagen Financial Services AG was judged to offer particularly good value for money. In addition to financing, the mobility package consists of a comprehensive range of services, including vehicle insurance, at a fixed monthly flat rate. This package, which was offered for the first time for the special "Goal" models from the Volkswagen Passenger Cars brand, has now been extended to the new "Tour" special models and the Touran.

At around 1.7 million in the reporting period, the number of new contracts in the financing, leasing and insurance businesses remained on a level with the first nine months of 2005. The total number of contracts rose to 6.1 million as of September 30, 2006. The Customer Finance/Leasing area recorded an increase of 2.5% year-on-year, and Services/Insurance recorded an increase of 7.1% year-on-year. The proportion of the total vehicles delivered by the Group accounted for by vehicles leased or financed by our Financial Services Division was 30.6% (30.4%) with unchanged credit eligibility criteria. Receivables relating to dealer financing increased by 0.9% compared with December 31, 2005. At the end of the third quarter, Volkswagen Bank *direct* recorded 2.0% growth in deposits to €8.9 billion despite the increasing competition and growing consumer spending. Volkswagen Bank *direct* managed 867,177 accounts – a year-on-year increase of 17,717 accounts or 2.0%. At the end of the reporting period, 7,143 people were employed in the Financial Services Division, a reduction of 43.7% compared with December 31, 2005. This is due largely to the sale of Europcar in the second quarter.

We recorded a slight increase in the number of contracts in our fleet management business in the reporting period. At the end of the third quarter of 2006, our LeasePlan joint venture managed approximately 1.2 million vehicles, a slight increase as against the end of 2005.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30

€ million	Volkswagen Group		Automotive[1]		Financial Services	
	2006	2005[2]	2006	2005[2]	2006	2005[2]
Sales revenue	**77,030**	**68,912**	**70,588**	**62,715**	**6,442**	**6,197**
Cost of sales	66,718	60,023	61,956	55,493	4,762	4,530
Gross profit	**10,312**	**8,889**	**8,632**	**7,222**	**1,680**	**1,667**
Distribution expenses	6,617	6,056	6,282	5,749	335	307
Administrative expenses	1,636	1,632	1,257	1,260	379	372
Other operating income/expense	−702	663	−465	908	−237	−245
Operating profit	**1,357**	**1,864**	**628**	**1,121**	**729**	**743**
Financial result	−420	−855	−545	−987	125	132
Profit/loss before tax from continuing operations	**937**	**1,009**	**83**	**134**	**854**	**875**
Income tax expense	524	392	243	126	281	266
Profit/loss from continuing operations	**413**	**617**	**−160**	**8**	**573**	**609**
Profit/loss from discontinued operations	796	68				
Profit/loss after tax	**1,209**	**685**				
Earnings per ordinary share (€)[3]	**3.11**	**1.71**				
Diluted earnings per ordinary share (€)[3]	**3.10**	**1.71**				
Earnings per preferred share (€)[3]	**3.17**	**1.77**				
Diluted earnings per preferred share (€)[3]	**3.16**	**1.77**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.
[3] From continuing and discontinued operations.

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JULY 1 TO SEPTEMBER 30

€ million	Volkswagen Group		Automotive[1]		Financial Services	
	2006	2005[2]	2006	2005[2]	2006	2005[2]
Sales revenue	**25,138**	**23,466**	**22,981**	**21,276**	**2,157**	**2,190**
Cost of sales	21,890	20,448	20,285	18,816	1,605	1,632
Gross profit	**3,248**	**3,018**	**2,696**	**2,460**	**552**	**558**
Distribution expenses	2,194	2,103	2,081	1,994	113	109
Administrative expenses	535	550	410	422	125	128
Other operating income/expense	−196	158	−125	206	−71	−48
Operating profit	**323**	**523**	**80**	**250**	**243**	**273**
Financial result	−137	−154	−171	−252	34	98
Profit/loss before tax from continuing operations	**186**	**369**	**−91**	**−2**	**277**	**371**
Income tax expense	163	131	85	34	78	97
Profit/loss from continuing operations	**23**	**238**	**−176**	**−36**	**199**	**274**
Profit/loss from discontinued operations	–	44				
Profit/loss after tax	**23**	**282**				
Earnings per ordinary share (€)[3]	**0.06**	**0.71**				
Diluted earnings per ordinary share (€)[3]	**0.06**	**0.71**				
Earnings per preferred share (€)[3]	**0.06**	**0.71**				
Diluted earnings per preferred share (€)[3]	**0.06**	**0.71**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.
[3] From continuing and discontinued operations.

BALANCE SHEET OF THE VOLKSWAGEN GROUP (CONDENSED)

BALANCE SHEET BY DIVISION AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

€ million	Volkswagen Group 2006	Volkswagen Group 2005	Automotive[1] 2006	Automotive[1] 2005	Financial Services 2006	Financial Services 2005
Assets						
Noncurrent assets	**72,123**	**75,235**	**34,677**	**36,701**	**37,446**	**38,534**
Intangible assets	7,503	7,668	7,434	7,540	69	128
Property, plant and equipment	20,550	22,884	20,353	22,609	197	275
Leasing and rental assets	8,057	9,882	61	57	7,996	9,825
Financial services receivables	26,074	24,958	331	243	25,743	24,715
Noncurrent investments and other financial assets[2]	9,939	9,843	6,498	6,252	3,441	3,591
Current assets	**62,792**	**57,846**	**37,117**	**32,112**	**25,675**	**25,734**
Inventories	13,378	12,643	13,303	12,569	75	74
Financial services reveivables	22,541	22,412	207	177	22,334	22,235
Receivables and other financial assets	11,899	10,811	9,624	8,242	2,275	2,569
Marketable securities	5,528	4,017	5,462	3,939	66	78
Cash and cash equivalents	9,446	7,963	8,521	7,185	925	778
Noncurrent assets and disposal groups held for sale	–	–	–	–	–	–
Total assets	**134,915**	**133,081**	**71,794**	**68,813**	**63,121**	**64,268**
Equity and Liabilities						
Equity	**25,225**	**23,647**	**18,811**	**17,391**	**6,414**	**6,256**
Equity attributable to shareholders of Volkswagen AG	25,170	23,600	18,756	17,344	6,414	6,256
Minority interests	55	47	55	47	–	–
Noncurrent liabilities	**53,253**	**56,125**	**27,071**	**28,662**	**26,182**	**27,463**
Noncurrent financial liabilities	27,789	31,014	4,542	6,545	23,247	24,469
Provisions for pensions	12,876	14,003	12,754	13,816	122	187
Other liabilities[2]	12,588	11,108	9,775	8,301	2,813	2,807
Current liabilities	**56,437**	**53,309**	**25,912**	**22,760**	**30,525**	**30,549**
Current financial liabilities	29,700	30,992	1,425	4,266	28,275	26,726
Trade payables	9,254	8,476	8,625	6,913	629	1,563
Other liabilities	17,483	13,841	15,862	11,581	1,621	2,260
Liabilities included in disposal groups classified as held for sale	–	–	–	–	–	–
Total equity and liabilities	**134,915**	**133,081**	**71,794**	**68,813**	**63,121**	**64,268**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Including deferred taxes.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE OF THE VOLKSWAGEN GROUP

STATEMENT OF RECOGNIZED INCOME AND EXPENSE FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30

€ million	2006	2005
Actuarial gains or losses	1,155	0
Available-for-sale financial instruments (securities):		
Fair value changes taken directly to equity	–145	443
Transferred to profit or loss	3	–143
Cash flow hedges:		
Fair value changes taken directly to equity	634	–312
Transferred to profit or loss	8	–30
Foreign exchange differences	–197	929
Deferred taxes	–706	100
Income and expense recognized directly in equity	**752**	**987**
Profit after tax attributable to shareholders of Volkswagen AG	1,209	661
Total recognized income and expense for the period	**1,961**	**1,648**

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30

€ million	Volkswagen Group 2006	Volkswagen Group 2005[2]	Automotive[1] 2006	Automotive[1] 2005[2]	Financial Services 2006	Financial Services 2005[2]
Profit/loss before tax from continuing operations	937	1,009	83	134	854	875
Income taxes paid	−696	−308	−592	−167	−104	−141
Depreciation and amortization expense	6,475	6,207	5,255	5,006	1,220	1,201
Change in pension provisions	109	135	108	127	1	8
Other noncash income/expense and reclassifications[3]	−375	380	−286	491	−89	−111
Gross cash flow	**6,450**	**7,423**	**4,568**	**5,591**	**1,882**	**1,832**
Change in working capital	**4,472**	**74**	**4,427**	**49**	**45**	**25**
Change in inventories	−1,016	−911	−999	−925	−17	14
Change in receivables	−817	−1,807	−762	−1,577	−55	−230
Change in liabilities	3,705	2,125	3,598	1,920	107	205
Change in other provisions	2,600	667	2,590	631	10	36
Cash flows from operating activities	**10,922**	**7,497**	**8,995[4]**	**5,640[4]**	**1,927**	**1,857**
Cash flows from investing activities	**−5,628**	**−6,806**	**−1,749**	**−3,945**	**−3,879**	**−2,861**
of which: acquisition of property, plant and equipment	−2,219	−2,864	−2,173	−2,788	−46	−76
capitalized development costs	−1,019	−1,109	−1,019	−1,109	0	0
change in leasing and rental assets (excluding depreciation)	−2,050	−1,920	−45	−29	−2,005	−1,891
change in financial services receivables	−1,908	−1,109	−129	−16	−1,779	−1,093
acquisition and disposal of equity investments	1,438	−97	1,538	−76	−100	−21
Net cash flow	**5,294**	**691**	**7,246**	**1,695**	**−1,952**	**−1,004**
Change in investments in securities	−1,640	−164	−1,652	−164	12	0
Cash flows from financing activities	**−2,089**	**−114**	**−4,177**	**464**	**2,088**	**−578**
Change in cash and cash equivalents due to exchange rate changes and to changes in the scope of consolidation	−82	3	−81	37	−1	−34
Net change in cash and cash equivalents	**1,483**	**416**	**1,336**	**2,032**	**147**	**−1,616**
Cash and cash equivalents at September 30	**9,446**	**10,637**	**8,521**	**8,742**	**925**	**1,895**
Securities and loans	7,631	4,894	5,640	3,504	1,991	1,390
Gross liquidity	**17,077**	**15,531**	**14,161**	**12,246**	**2,916**	**3,285**
Total third-party borrowings	−57,489	−63,384	−5,967	−12,276	−51,522	−51,108
Net liquidity at September 30	**−40,412**	**−47,853**	**8,194**	**−30**	**−48,606**	**−47,823**
For information purposes: at Jan. 1	−48,200	−46,928	706	−1,912	−48,906	−45,016

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.
[3] Relate mainly to fair value measurement of financial instruments, application of the equity method and reclassification of gains/losses on disposal of noncurrent assets from continuing operations to investing activities.
[4] Before consolidation of intra-Group transactions €9,481 million (€6,073 million).

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

Volkswagen AG has prepared its consolidated financial statements for fiscal year 2005 in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). This Interim Report for the period ended September 30, 2006 was therefore also prepared in accordance with IAS 34.

The accompanying consolidated interim financial statements were not reviewed by auditors.

ACCOUNTING POLICIES

The same consolidation methods and accounting policies were applied to the preparation of the interim financial statements and the presentation of the prior-year comparatives as for the 2005 consolidated financial statements. A detailed description of the methods applied is published in the notes to the consolidated financial statements in the 2005 Annual Report. This can also be accessed on the Internet at www.volkswagen-ir.de

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, which is domiciled in Wolfsburg and entered in the commercial register at the Braunschweig Local Court under no. HRB 100484, the consolidated financial statements comprise all significant companies at which Volkswagen AG is able, directly or indirectly, to govern the financial and operating policies in such a way that the companies of the Group obtain benefits from the activities of these companies (subsidiaries).

The relevant antitrust authorities have approved the sale of the Europcar group, and the Europcar group has thus been deconsolidated. The income and expenses arising prior to the date of deconsolidation are presented separately in the income statement as amounts attributable to "discontinued operations".

Disclosures on the Europcar group in accordance with IFRS 5:

€ million	2006*	Q1–3 2005
Income	591	1,059
Expenses	571	964
Profit before tax	**20**	**95**
Income tax expense	11	27
Profit after tax	**9**	**68**
Disposal gains	806	–
Taxes	19	–
Profit from discontinued operations	**796**	**68**
Cash flows from operating activities	215	417
Cash flows from investing activities	–223	–684
Cash flows from financing activities	–18	288

* Until deconsolidation.

DISCLOSURES ON THE CONSOLIDATED FINANCIAL STATEMENTS

> 1 SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

€ million	2006	Q1–3 2005*
Vehicles	61,324	54,380
Genuine parts	4,629	4,408
Other sales revenue	5,492	4,642
Rental and leasing business	3,215	3,303
Interest and similar income	2,370	2,179
	77,030	**68,912**

* Restated.

> 2 COST OF SALES

Cost of sales includes interest expenses of €1.6 billion (€1.3 billion) attributable to the financial services business.

> 3 RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

€ million	2006	Q1–3 2005	%
Total research and development costs	3,122	3,026	3.2
of which capitalized development costs	1,019	1,109	–8.1
Capitalization ratio in %	32.7	36.6	
Amortization of capitalized development costs	1,053	979	7.5
Research and development costs recognized in the income statement	**3,156**	**2,896**	**8.9**

> 4 EARNINGS PER SHARE

Undiluted earnings per share are calculated by dividing profit attributable to shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the reporting period. Earnings per share are diluted by "potential shares". These include stock options, although these are only dilutive if they result in the issuance of shares at a value below the average market price of the shares. A potential dilutive effect arose in the period under review from the fifth, sixth and seventh tranches of the stock option plan.

			Q3		Q1–3
		2006	2005	2006	2005
Weighted number of shares outstanding					
Ordinary shares: basic	million	282.7	279.2	281.3	278.8
diluted	million	284.5	279.7	283.2	278.8
Preferred shares: basic	million	105.2	105.2	105.2	105.2
diluted	million	105.2	105.2	105.2	105.2
Profit after tax from continuing operations	€million	23	238	413	617
Profit after tax from discontinued operations	€million	–	44	796	68
Profit after tax from continuing and discontinued operations	€million	23	282	1,209	685
Minority interests	€million	0	9	0	23
Profit attributable to shareholders of Volkswagen AG	€million	23	273	1,209	662
Earnings per share from continuing operations					
Ordinary share: basic	€	0.06	0.59	1.05	1.53
diluted	€	0.06	0.59	1.05	1.53
Preferred share: basic	€	0.06	0.59	1.11	1.59
diluted	€	0.06	0.59	1.11	1.59
Earnings per share from continuing and discontinued operations					
Ordinary share: basic	€	0.06	0.71	3.11	1.71
diluted	€	0.06	0.71	3.10	1.71
Preferred share: basic	€	0.06	0.71	3.17	1.77
diluted	€	0.06	0.71	3.16	1.77

> 5 NONCURRENT ASSETS

CHANGES IN SELECTED NONCURRENT ASSETS BETWEEN JANUARY 1 AND SEPTEMBER 30, 2006

€ million	Carrying amount at Jan. 1, 2006	Additions	Disposals/ Other changes	Depreciation	Carrying amount at Sept. 30, 2006
Intangible assets	7,668	1,106	−86	1,185	**7,503**
Property, plant and equipment	22,884	2,164	−406	4,092	**20,550**
Leasing and rental assets	9,882	3,638	−4,273	1,190	**8,057**

> 6 INVENTORIES

€ million	Sept. 30, 2006	Dec. 31, 2005
Raw materials, consumables and supplies	2,273	2,163
Work in progress	1,291	1,355
Finished goods and purchased merchandise	9,800	9,100
Payments on account	14	25
	13,378	**12,643**

> 7 CURRENT RECEIVABLES AND OTHER FINANCIAL ASSETS

€ million	Sept. 30, 2006	Dec. 31, 2005
Trade receivables	5,826	5,638
Miscellaneous other receivables and financial assets	6,073	5,173
	11,899	**10,811**

> 8 STATEMENT OF CHANGES IN EQUITY

€ million	Sept. 30, 2006	Dec. 31, 2005
Subscribed capital	997	1,093
Capital reserves	4,791	4,513
Retained earnings	21,887	21,251
Income and expense recognized directly in equity	−2,505	−3,257
Equity attributable to shareholders of VW AG	25,170	23,600
Minority interests	55	47
Total equity	**25,225**	**23,647**

> 9 NONCURRENT FINANCIAL LIABILITIES

€ million	Sept. 30, 2006	Dec. 31, 2005
Bonds, commercial paper and notes	21,635	24,869
Liabilities to banks	2,758	2,748
Deposits from direct banking business	1,133	1,236
Other financial liabilities	2,263	2,161
	27,789	**31,014**

> 10 CURRENT FINANCIAL LIABILITIES

€ million	Sept. 30, 2006	Dec. 31, 2005
Bonds, commercial paper and notes	15,233	15,362
Liabilities to banks	5,235	6,564
Deposits from direct banking business	7,776	7,499
Other financial liabilities	1,456	1,567
	29,700	**30,992**

> 11 CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, checks, cash-in-hand and call deposits. The net liquidity is presented on page 13 of this report.

GERMAN CORPORATE GOVERNANCE CODE

The current declarations in accordance with section 161 of the Aktiengesetz (AktG – German Stock Corporation Act) on the German Corporate Governance Code by the Board of Management and Supervisory Board of Volkswagen AG, as well as those by the Board of Management and Supervisory Board of Audi AG, are available on the Internet at www.volkswagen-ir.de and www.audi.de respectively.

STOCK OPTION PLAN

We launched the eighth tranche of our stock option plan in the reporting period. Between June 1 and July 7, approximately 38,000 of the eligible employees covered by collective wage agreements, management and the Board of Management subscribed for 310,118 convertible bonds with a nominal value of €0.8 million. These entitle the holders to acquire up to 3,101,180 ordinary shares in the period from July 8, 2008 to July 7, 2011.

SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

Volkswagen AG acquired a 15.06% interest in MAN Aktiengesellschaft as of October 3, 2006. This investment is designed to secure the Company's long-term interest in the commercial vehicles business and allow it to maximize synergy effects by leveraging jointly developed solutions. There are no plans for a complete takeover.

At an extraordinary meeting on October 15, 2006, the Supervisory Board of Volkswagen AG backed a potential merger of MAN and Scania as an amicable solution. Volkswagen will only offer its 34% of Scania's voting rights and 18.7% of Scania's equity to MAN Aktiengesellschaft if MAN has received commitments to tender representing at least 71.31% of Scania's capital and at least 56.01% of Scania's voting rights. Volkswagen would not support a counterbid by Scania at the present time. The decisions remain in force until November 17, 2006.

Wolfsburg, October 2006

Volkswagen Aktiengesellschaft
The Board of Management

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Financial Calendar

>> MARCH 9, 2007
Annual Press Conference/
Publication of the 2006 Annual Report

>> MARCH 13, 2007
International Investor Conference

>> APRIL 19, 2007
Annual General Meeting
(Congress Center Hamburg)

>> MAY 3, 2007
Interim Report January to March

>> JULY 27, 2007
Interim Report January to June

>> OCTOBER 26, 2007
Interim Report January to September

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